UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at June 21, 2010

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philip Kotze
Director

Date: June 23, 2010

Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

FOR IMMEDIATE RELEASE

June 21, 2010

ANOORAQ PROVIDES AN OPERATIONAL UPDATE FOR BOKONI MINES

•         Labour restructuring taking effect
•         Production volumes increasing
•         Unit costs continuing to decrease
•         Implementation of concentrator plant upgrade

Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) is pleased to provide an update on operational progress at its flagship operation, Bokoni Platinum Mines ("Bokoni"), during the second quarter of the current financial year ("Q2 2010").

Further to finalization of a significant labour restructure at Bokoni during the first quarter of the current financial year ("Q1 2010"), Q2 2010 has seen the successful implementation of the Bokoni labour restructure, resulting in increased production volume and decreased unit costs at the operations.

Increase in stoping activities

The labour restructure focused primarily on improving the balance at Bokoni to ensure that more employees were placed in revenue-generating activities, as opposed to mine support services. This resulted in 11 new stoping teams being introduced to the operations, with total stoping teams increasing from 70 to 81 during the quarter. It is anticipated that a total of 100 stoping teams will be active at Bokoni by the end of the fourth quarter of the 2010 financial year ("Q4 2010").

Production volumes increasing

As anticipated, production volumes are beginning to increase, with a steady upward trend in month-on-month production from April 2010 onwards. Subsequent to the labour restructure, vamping operations have also commenced at Bokoni and production from vamping activities should increase to approximately 6,000 tonnes per month ("tpm") by December 2010.

The Company anticipates an increase in Q2 2010 production growth of not less than 15% when compared with Q1 2010.

Brakfontein Merensky Project

Production at the new Brakfontein Merensky shaft has started to increase and it is anticipated that production volumes from this shaft will increase by 100% from its Q1 2010 production base to 30,000 tpm by the end of Q4 2010. At steady state production, the Brakfontein operation will produce at 120,000 tpm.

Unit costs decreasing

As a result of improving production at the operations and continued stringent cost controls, operational unit costs continue to decrease and management is confident that the Company will meet its first cost-cutting target of ZAR 905 per tonne milled (USD 120 per tonne milled) by June 2010, as previously stated.

Implementation of concentrator plant upgrade

The recently announced Bokoni concentrator plant upgrade project was implemented during Q2 2010. The project encountered some challenges, which resulted in greater than anticipated mill stops as well as lower recoveries than planned. These issues had a negative impact on the operations during the beginning of Q2 2010, but all teething problems have been addressed and the concentrator has returned to meet design parameter targets with respect to recoveries and throughput.

During this period there was also a change in the management team at the Bokoni concentrator. The team is now lead by Mr. Attie de Lange, who joined Bokoni from Anglo Platinum Limited's Mogalakwena section where he previously was concentrator manager for four years.

Release of full financial statements

The Company plans to release full financial statements for the three and six months ended June 30, 2010 during August 2010.

Philip Kotze, the Chief Executive Officer of Anooraq, said, "We are pleased that the benefits of the labour restructure are starting to demonstrate positive results at the operations, both in volume growth and unit cost reductions. I am also encouraged by our new management team's approach at the concentrator during commissioning of the upgrade project. Our next challenge will be to continue to demonstrate a positive trend line on volume increases and unit cost reductions as we move into the second half of the year. I am confident that we have laid the correct foundation for our future expansion plans and that we have the right management team in place to achieve these objectives."

For further information, please visit our website www.anooraqresources.com, call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114 or use the contacts referenced below.

Queries:
Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Macquarie First South Advisers
Melanie de Nysschen
Office: +27 11 583 2000
Mobile: +27 82 465 8969

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The NYSE Amex has neither approved nor disapproved the contents of this release.

Cautionary and Forward Looking Information

This document contains "forward-looking statements" that were based on Anooraq's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•         uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•         uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•         uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•         operating and technical difficulties in connection with mining development activities;
•         uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•         uncertainties related to unexpected judicial or regulatory proceedings;
•         changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
  °                    mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
  °                    expected effective future tax rates in jurisdictions in which our operations are located;
  °                    the protection of the health and safety of mine workers; and
  °                    mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•         changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•         unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•         changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
           environmental issues and liabilities associated with mining including processing and stock piling ore;
•         geopolitical uncertainty and political and economic instability in countries which we operate; and
•         labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.
For further information on Anooraq, investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.